Exhibit 99.1

MMTEC, Inc. Announces Entry Into Agreement for Registered Direct Placement of $15.9 Million of Common Shares

BEIJING, Feb. 22, 2021 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China-based technology company that provides access to the U.S. financial markets, today announced it has entered into a securities purchase agreement with institutional investors for the purchase and sale of 4,300,000 common shares at a purchase price of $3.70 per share in a registered direct offering. The gross proceeds of the offering will be approximately $15.9 million before deducting placement agent fees and other estimated offering expenses. The closing of the offering is expected to occur on or about February 24, 2021, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The Company intends to use the net proceeds from this offering for growth capital and general working capital purposes.

These securities are being offered through a prospectus supplement pursuant to an effective shelf registration statement on Form F-3 (File No. 333-239731) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on July 21, 2020. A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, such as the ETN Counter Business System, the PTN Private Fund Investment Management System, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. In 2020, the company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

More information about the Company can be found at: www.51mm.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@xgujia.com, +86 10 5617 2312